Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
Director Choice Access Series II/IIR
Director Choice Access Series I/IR

November 15, 2022, update to the Product Notice dated May 2, 2022

The AB VPS Growth and Income Portfolio will be renamed AB VPS Relative Value Portfolio on or about May 1, 2023.

This update should be retained for future reference.

HV-7946